SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: September 4, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, September 4, 2007
TCRC- RTE AND CANADIAN PACIFIC REACH TENTATIVE CONTRACT AGREEMENT FOR TRAIN OPERATIONS EMPLOYEES
CALGARY — The Teamsters Canada Rail Conference, representing 4,500 locomotive engineers and conductors, and Canadian Pacific reached a tentative five-year contract settlement.
“This is an important agreement that effectively balances the objectives of the TCRC members and the company’s goals,“ said Rick Wilson, CP Assistant Vice President, Labour Relations.
The Memorandum of Settlement will be sent to the union membership for ratification.
“We are pleased to be presenting this agreement to our members as it provides for improvements in wages, benefits, and pension provisions, as well as the introduction of work/life balance issues.” said Douglas Finnson, TCRC Vice President.
Details of the tentative agreement will be released following ratification of the agreement by union members.
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Contacts:

CP	TCRC
Mark Seland	Douglas Finnson
(403) 319-3566	(403) 816-3849
mark_seland@cpr.ca	dfinnson@teamstersrail.ca